Exhibit 99.2

 MOVING FORWARD Sustainability Report 2020

MOVING  FORWARD  As a young and growing company with the most extensive fleet of new and modern rigs in the jack-up drilling market, we are keenly aware of our responsibilities towards our people, our environment, and the communities in the areas we operate in.Borr Drilling’s management is committed to reducing our operations’ impact on the environment and has set goals and action plans to reduce emissions. By expanding our operations, we contribute to society’s economic growth through employment and business opportunities, particularly for the local communities.Moving forward on our sustainability journey, we continue to take strides to be the sustainability development leader in the offshore drilling industry.

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TABLE OF CONTENT

Message from the CEO 3
Borr Drilling Operations 4
Borr Operations 2020 5
Integrating Sustainability 6
Borr Drilling SDG Focus 7
Environment 8
People 12
Safety 15
Governance 18
Community Engagement 21
Performance Data 22
Disclaimer & Colophon 23



MESSAGE FROM THE CEO

2020 was a year of extraordinary challenges for everyone, also impacting our people and our business. It was a pivotal year for the oil and gas industry, particularly for the offshore drilling sector.

Financial impact has been significant due to early termination of contracts and postponement of clients' projects. We worked relentlessly with our stakeholders to improve our financial liquidity. This, while continuing to focus on delivering safe and efficient operations to our customers and deploying rigs in a strengthening market. Expanding our operations further will also create more employment and business opportunities in the areas we operate.

Reduced operations, travel restrictions, and office closures have led to reduced carbon emissions, albeit in a somewhat artificial manner. As per IEA, the reduction in global energy-related carbon emissions was around 5.8% in 2020. As the world rebounds from the impacts of COVID and resumes activities, carbon emission figures are set to rise. Therefore, it is crucial that we remain focused on reducing our carbon footprint and take measures to address climate change for the welfare of our ecosystem and protect our future.

We at Borr Drilling are aware of this responsibility and are in alignment with the Paris Agreement and UN Sustainable Development Goals. Our sustainability journey started in 2019 with the establishment of our strategy to integrate sustainability into our way of doing business, identify opportunities for adapting to the energy transition and invest in reducing our environmental impact. Having assumed office in September 2020, I fully endorse the strategy and remain committed to taking this journey forward.

In 2020, despite the extraordinary challenges, Borr Drilling invested in selective catalytic reduction (SCR) technology on our rig Prospector 1 operating in the Dutch North Sea, capable of reducing the emissions by over 90%. This is just the beginning, and we are continually evaluating solutions, both organizational and technological, to improve operational efficiency and reduce emissions, including partnering with customers on their net-zero emissions agenda. Our goal is to make all our onshore offices carbon neutral by 2022 and offer carbon neutrality as part of the rig offering to clients by 2024.

While it is important to pay attention to our environmental impact, we strongly believe that it is our people who make the achievement of these goals possible and help us remain agile in the face of uncertainty. This was very clear in 2020, where we would not have been able to serve our customers if it wasn't for the dedication of our employees. Significant sacrifices were made by our people both onshore and offshore to ensure operations could continue. Our personnel working on rigs offshore were at times required to stay away from family and friends much longer than expected due to travel restrictions. They adapted to the changes admirably and worked as a team with integrity and commitment to ensure our operations' continuity, embodying our core values as a company.

During this period, through the commitment and focus of the crews, we also achieved significant improvement in our safety statistics. Our total recordable injury frequency was reduced by 21% as compared to last year. We will continue to focus on the wellbeing of our people and strive to develop a work culture that embraces diversity with fairness and encourages innovation.

As we move towards a promising future, I, together with all Borr Drilling employees, look forward to working with our customers, partners, and our stakeholders to achieve our ambition to be a sustainability development leader in the offshore drilling industry.

Patrick Schorn
CEO Borr Drilling

BORR DRILLING OPERATIONS  Borr Drilling is an offshore shallow-water drilling contractor providing worldwide offshore drilling services to the oil and gas industry.Our primary business is the ownership, contracting, and operation of jack-up drilling rigs for operations in water depths up to approximately 400 feet. We also provide related equipment and work crews to conduct oil and gas drilling and workover operations for exploration and production customers.Our young and modern fleet has 23 delivered jack-up drilling rigs and five rigs under construction at Keppel FELS, scheduled for delivery during 2023. After delivery, our fleet will consist of 28 modern rigs built after 2010.RIGS IN OPERATIONIn 2020 we had operations offshore Mexico, Malaysia, Vietnam, Nigeria, Gabon, UK, Netherlands, and UAE, supported by our onshore offices within these countries. These operations are performed for our customers,  such as state-owned national oil companies and independent oil and gas companies.We also maintain a presence in Singapore to monitor our new build rigs in shipyards and prepare rigs to start operations.2020 was a challenging year for Borr Drilling. Due to the postponement of projects and early termination of contracts by customers, the rigs in operation reduced to seven at a low point during the third quarter. However, since the third quarter, operations have been increasing, with four rigs starting new contracts during the third and fourth quarters, out of which three were previously idle. Three more rigs are expected to commence operations in the first half of 2021, bringing the total number of active rigs during the first half of 2021 up to 14 rigs.OUR PERSONNEL AND SUPPLY CHAINTo safeguard the health of our personnel, we followed national and international pandemic-related protocols. Our onshore offices  were closed, and personnel requested to work from home. As of the end of 2020, 1,345 people worked for us at onshore and offshore locations worldwide from around 38 nationalities. At Borr Drilling, we strive to hire local personnel in each of our locations, both onshore and offshore.Also, we have developed a supply chain network in the areas we operate in to provide us with materials, parts, services, and logistical support. In 2020 we had 1,274 active suppliers in our approved vendor list distributed over the Middle East, Africa, North Sea, and Asia.STRENGTHENING OUR FINANCIAL POSITIONSuccessful efforts have been made during 2020 and the beginning of 2021 to strengthen the company’s financial and liquidity position, which was impacted by the lower activity and higher expenses related to the COVID pandemic. Our position has been improved by raising more than $100 million in liquidity from share issuances in addition to deferring  debt maturities, new-build deliveries, and postponing interest payments, which combined is estimated to give a positive liquidity effect until 2023 of around $1 billion.NEW EXECUTIVE LEADERSHIPBorr Drilling’s leadership changed in 2020 when Patrick Schorn assumed office as CEO in September and Magnus Vaaler as CFO in December.    Our new leadership, financial restructuring, modern fleet, and our trained and committed workforce will help us provide safe, cost- efficient, and sustainable operations for our stakeholders’ benefit and take proactive measures to reduce our carbon footprint.      4  Integrating Sustainability  Environment  People  Safety  Governance  Data

Borr Drilling
Integrating Sustainability | Environment | People | Safety | Governance | Data

BORR OPERATIONS 2020*

99.5% TECHNICAL UTILIZATION

28 JACK UP RIGS IN TOTAL

11 OPERATING RIGS

5 MEXICO

1 UK

1 NETHERLANDS

1 NIGERIA

3 MALAYSIA


Oslo
Aberdeen
London
Beverwijk
Bermuda
Dubai
Abu Dhabi
Villahermosa
Port Harcourt
Lagos
Kuala Lumpur
Singapore
Corporate Office
Registered Office
In Country Office
Project Office

1,345 TOTAL PEOPLE

157 ONSHORE

1,188 OFFSHORE

*Reflects status of company at the and of the year, 31 December 2020. People include Borr employees and agency hired workers.

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2016
Acquisition of Rigs
Start of first operations
Start Borr Drilling
2019
Carbon Disclosure Project
ISO
ISO Certification Corporate HQ
ISO
ecovadis
Silver rating EcoVadis
2020
Sustainability Stakeholder Engagement Workshop
First Sustainability Report
2019
1
SCR system Prospector 1
2021
Supplier Sustainability Assessment platform
Reduction of single-use plastics
Divestment of non-core assets completed

INTEGRATING SUSTAINABILITY

OUR AMBITION

We aim to be a sustainability development leader in the offshore drilling industry.

OUR SUSTAINABILITY STRATEGY

- Invest to reduce our environmental impact and to increase our positive effect on society
- Establish and integrate sustainability into our way of doing business
- Identify opportunities for adaption to the energy transition

SUSTAINABILITY INITIATIVES IN 2020

Despite challenges in 2020, we accomplished the following sustainability initiatives:

GREEN INITIATIVES

Reduction of single-use plastics in general and progressively shifting to the best available eco-friendly chemicals.

SUSTAINABLE DIVESTMENTS

Modernization of our fleet by selling rigs for reuse and repurposing.

EMISSION REDUCING TECHNOLOGY

Installed state-of-the-art Selective Catalytic Reduction (SCR) system on the Prospector 1, reducing NOx and CO emissions by up to 95%.

SUPPLIERS CSR ASSESSMENTS

Aligning our suppliers with our sustainability ambitions by launching the EcoVadis sustainability assessment platform for supplier sustainability assessments.

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BORR DRILLING SDG FOCUS



SETTING THE ROADMAP

A sustainability workshop was held with senior management and key internal stakeholders in our corporate office and our regions. There was a common alignment among the stakeholders towards improving our efforts on Sustainability initiatives particularly on emission reduction and energy efficiency management. We have therefore established the following goals and targets that are aligned with eight sustainability development goals.

These goals are part of the 17 Sustainability Development Goals established by United Nations with an aim to ending poverty and other deprivations, improve health and education, reduce inequality, and increase economic growth while tackling climate change and working to preserve our ecosystem.

PEOPLE


3 GOOD HEALTH AND WELL-BEING

Promoting the health and safety of all personnel working at our premises.

We recognize that with recent world events, the emphasis on protecting our personnel's good health and well-being is even more critical.

GOALS AND TARGETS 2021

- Create a framework as per the new "normal" of working part-time from home – part-time from the office and remote working possibilities, enabling a better work-life balance for employees, streamlining office space requirements, and reducing personnel commuting.
- Evaluate work scope and tasks performed onboard our rigs offshore and determine what could be done remotely onshore, aiming to reduce personnel exposure to offshore risks.
- Evaluate and implement initiatives to improve our employees' health and well-being, focusing on mental health awareness, and support.


8 DECENT WORK AND ECONOMIC GROWTH
5 GENDER EQUALITY
10 REDUCED INEQUALITIES

Empowering people through employment; valuing equality and diversity; treat everyone with fairness, respect, and dignity.

Borr Drilling believes that businesses can be powerful platforms for social change and that one of our higher purposes is to ensure we drive equality for all.

GOALS AND TARGETS 2021

- Establish a ***Borr Diversity and Inclusion program*** to increase equality, both onshore and offshore, focusing on gender, ethnicity, accessibility, and age. We aim to find intentional ways to grow in our understanding and support of others.

ENVIRONMENT


12 RESPONSIBLE CONSUMPTION AND PRODUCTION
14 LIFE BELOW WATER

Efficient use of natural resources and responsible waste and chemicals management.

We strive to be responsible in the consumption of natural resources across our business and drive our vendors towards our targets.

GOALS AND TARGETS 2021

- Expand the scope of mapping chemicals to a broader range of chemicals and mineral oils as an initial step towards a transition into greener chemicals.
- Promote sustainability practices among our suppliers. We will establish a framework for supplier selection criteria and invite a larger group of selected suppliers to register and be assessed by the EcoVadis sustainability platform.
- By 2022, we aim for all our onshore offices to be carbon neutral.


13 CLIMATE ACTION
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE

Use information, innovation, and technology to reduce adverse environmental impact and build resilience to climate-related risks.

At Borr Drilling, we firmly believe in building resilience to climate-related hazards and integrating climate change measures into policies, strategies, and planning.

GOALS AND TARGETS 2021

- Establish a core working group to evaluate new technological solutions and processes, collaboration opportunities, and energy harvesting.
- Measure CO_2 footprint related to Borr personnel travel and logistics service.
- Make resources available to participate in client-initiated projects on renewable energy and carbon storage projects.
- *By 2024*, offer carbon neutrality as part of the rig offering to clients.

     ENVIRONMENT  At Borr Drilling, we are committed to protecting our environment and lessening the impact of our operations. We aim to have zero spills to sea, divest responsibly, and reduce our air emissions.Borr Drilling has initiated some concrete steps in this direction through our commitment to our sustainability strategy.We have set tangible goals and action plans for the short and medium-term to enable us to progress towards environment-friendly operations with the commitment from our leadership and the support of our people and our suppliers.          8  Integrating Sustainability  Environment  People  Safety  Governance  Data

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ENVIRONMENT

ENVIRONMENTAL POLICY

Borr Drillings' commitment to protecting its environment is stated within our Environmental Policy. Our environmental management system sets requirements and processes in place to reduce our potential impact on environment.

Our rigs comply with IMO regulations and local legislation in the country of operations. Also, all our operations adhere to the ISO 14001 standard, with our North Sea operating rigs and Corporate office being certified. Our environmental management system is supplemented by Environmental Aspects and Impacts assessments and stringent administrative and mechanical barriers.

EMISSIONS

At Borr Drilling, we continuously aim to reduce the emission of Greenhouse Gases (GHG). In 2020, one of our rigs, Prospector 1, was fitted with a Selective Catalytic Reduction system to reduce our emissions significantly. Read the full details on this project on page 11.

All the rigs in our fleet use Tier III engines that are efficient at reducing Nitrogen Oxide (NOx) emissions and are certified for compliance with MARPOL Annex V International Air Pollution Prevention. A preventive maintenance program ensures we maintain our equipment in optimum working conditions.

Our direct Scope 1 emissions come from engines used for power generation and a small volume from refrigeration systems, and our Scope 2 emissions are indirect from electricity usage. The overall Carbon Emissions from Scope 1 and Scope 2 are 163,818 tonnes compared to 150,784 tonnes CO_2 eq in 2019. This is an increase of 8.6% from 2019 (13,034 tonnes CO_2 eq). This increase is due to four new rigs starting operations in Mexico and Asia and the full year emission counts for rigs that started operating during the middle or later part of 2019.

To ensure the data's validity, an independent and CDP-certified environmental consultancy verified the Scope 1 and Scope 2 GHG emissions prior to CDP reporting last year. Borr Drilling also participates in the CDP's global GHG monitoring program.

DISCHARGES AND SPILLS TO SEA

Borr Drilling has a goal of zero spills to sea. Each rig has an IMO-regulated Shipboard Oil Pollution Emergency Plan (SOPEP), spill kits, and performs regular spill response drills to respond effectively to any spill event. Drainage and discharge management plans ensure drainage and discharge of fluids are within permitted thresholds set by IMO regulation and local legislation.

We report all environmental spills, including those contained on board, so that they are investigated and corrected to prevent reoccurrence. Two spills greater than 1 M^3 were reported in 2020. The investigation into these incidents revealed that they were caused by a combination of human and organizational factors. Stringent measures have since been enforced across the fleet to prevent reoccurrence.

WASTE MANAGEMENT

All Borr Drilling rigs have waste segregation facilities to ensure that the appropriate waste disposal is done for hazardous and non-hazardous waste and to enable waste recycling where possible. The waste volumes are tracked by type and backloaded to shore for disposal at licensed waste facilities.

GREEN INITIATIVE

In 2020, we implemented a Green Initiative across our fleet to reduce waste and conserve our natural resources. Firstly, we started a companywide phasing out of single-use plastic bottles, cups, and glasses across all rigs and offices. We achieved 78% compliance, and efforts are ongoing to achieve 100% compliance.

Secondly, a mapping of operational chemicals such as pipe dope, jacking grease, BOP fluid, and rig wash showed an overall compliance level of 75% to using environment-friendly chemicals. The rigs operating in the North Sea were 100% compliant. Based on the findings, our supply chain is seeking eco-friendly alternatives for replacement in applicable rigs. In 2021, a mapping of broader range of chemicals to be carried out as we transition towards 'green' chemicals.

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Borr Drilling
SAGA

RESPONSIBLE RIG DISPOSAL AND RECYCLING

In line with our vision and mission, we continuously look for opportunities to modernize our fleet and divest our standard jack-up rigs. Modernising our fleet reduces our impact on the environment, as modern rigs substantially reduce GHG emissions and are more efficient to operate. Borr Drilling only divests rigs in a manner that obligates the retired jack-up rigs to leave the jack-up drilling market, thereby decreasing the available worldwide supply of jack-up rigs.

RECYCLING AT CERTIFIED YARDS

The divestment of such rigs is done responsibly and in full compliance with applicable international laws and conventions. For instance, the Basel convention stipulates specific requirements for any transboundary movement of wastes defined as hazardous waste, either based on their origin, composition, or characteristics. Also, any equipment that we can reuse within our operations is removed before divestment. To ensure divestment is performed with no harm to the environment, recycling is completed at yards certified per local and international laws.

In May 2019, we entered into sale agreements to sell our jack-up rig "Eir", with an obligation not to be used for drilling purposes. The divestment was completed in 2020. We also sold our jack-up rig B391 and the semi-submersible MSS1, built in 1981, for recycling. The divestment of the semi-submersible MSS1 was completed in strict adherence to the Scottish Environmental Protection Agency (SEPA) procedures and requirements as well as in full compliance with the European Communities Act 1972 Regulation 1013/2006/EC on Shipments of Waste and the Transfrontier Shipment of Waste Regulations 2007.

NEW PURPOSE AS PRODUCTION PLATFORM

Two other jack-up rigs, "Balder" and "Atla", were sold to be used as a production platform. A substantial reduction in GHG emission is achieved by repurposing jack-up rigs as a production platform by avoiding new construction, thereby consuming less steel and reducing the duration of yards stays.

YOUNGEST FLEET IN THE INDUSTRY

Borr Drilling has accomplished its asset strategy by responsibly divesting all the standard and cold-stacked rigs within our fleet. We have the youngest and most capable jack-up drilling fleet in the industry today, giving us the ability to be a major player in the industry going forward.

 INVESTING IN EMISSIONS-CUTTING TECHNOLOGY  At Borr Drilling, we strongly believe in the benefits of operating a modern fleet with state-of-the-art technology. In line with our sustainability strategy to invest to reduce our environmental impact and increase our positive effect on society, we installed innovative emission reducing technology.In 2020, we implemented our first emission- reducing technology as part of our commitment to lessening our impact on the environment. In an ambitious pilot project, our Prospector 1 jack-up, which entered service in 2013 and is one of our rigs operating in the North Sea, was fitted with the selective catalytic reduction (SCR) system.The SCR system is an emission controls system that injects a liquid reductant agent through a unique catalyst into the diesel engine’s exhaust stream. With our rig personnel’s careful planning and commitment, the system was installed onboard the rig within three months.  We are proud that Prospector 1 is currently the only rig outside of Norway to be fitted with this technology as well as the only rig outside the Norwegian sector that complies  with the new Dutch regulations on NOx emission standards.REDUCING EMISSIONS BY UP TO 95%In October 2020, surveys conducted by an independent company showed promising results. Nitrogen oxide (NOx) emissions have been reduced by 92.6% and are expected to decrease further to 95%, equating to approximately 50 tonnes less per annum. The new system has also reduced CO emissions by up to 95% and hydrocarbon emissions by 90%. Particulate matter in the exhaust fumes has been reduced by 85%.          NOx92%      PM85%      CO95%      HC90%      All rigs in our fleet use Tier III engines, meaning they are already efficient at reducing NOx emissions. However, as an innovative company, Borr Drilling is always looking for ways to improve our operations’ efficiency and reduce our impact on the environment.Our CEO Patrick Schorn said: “The SCR system ensures that the impact to the environment is reduced as much as possible. We have seen an increased demand from  operators requiring low NOx emission rigs, so implementing this technology is a significant contribution our business can make to reduce emissions. It allows our customers to continue their operations in certain highly regulated regions in an environmental responsible manner.”  INVEST FURTHER IN NET-ZERO AGENDAFollowing the success of the innovative system, Borr drilling plans to invest further in technological solutions to reduce our footprint and is exploring the potential to upgrade further rigs in its fleet with the SCR system.Patrick added: “We are on a journey to integrate sustainability into our business, and we have taken big steps along this path. Our customers are making great strides in their net-zero ambitions in order to ensure their social license to operate, and we are providing a meaningful part of the answer to the problem. This type of initiative is a significant part of our engineering programme and provides us with a competitive edge in the market. The company was built to make a difference, and that is exactly what we intend on doing.”    11  Integrating Sustainability  Environment  People  Safety  Governance  Data

     PEOPLE  Our mission is to apply talent, entrepreneurial spirit, and commitment to performance throughout our modern fleet, creating value for customers and investors. We provide a work culture free from harassment and discrimination, valuing equality and diversity, where everyone is treated with fairness, respect, and dignity.We believe that it is the unique talents, expertise, and perspectives of our people that differentiate us from our peers and enable us to achieve our organisational goals. Our training and competency development programs equip our personnel to work efficiently and develop their professional skills.At Borr Drilling, we are committed to contributing to the local communities’ economic growth in the regions we operate in, and we will continue to employ and train local personnel.As we move forward in our journey, we aim to positively impact our people’s lives by engaging with them, seeking feedback, and making continual improvements in the way we work.          12  Integrating Sustainability  Environment  People  Safety  Governance  Data

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PEOPLE

OUR WORKFORCE

At Borr Drilling, we are proud of our people's expertise and dedication. Our workforce comprises onshore and offshore crews, with a total workforce of 1,345 at the end of December 2020. The 30% reduction in 2020 from workforce numbers in 2019 is due to our Dutch office and Abu Dhabi operations' closures. Our operations' dependency on active operational contracts influences our decision to maintain or close our offices in any region. If it is necessary to reduce the number of employees due to the closure of offices or internal restructuring, we make all efforts to avoid redundancy by exploring alternative opportunities. In case employees are to be made redundant, we communicate this clearly. Consultations are carried out with employee representatives where required, and we ensure that the process is undertaken fairly, reasonably, without discrimination, and in compliance with local labour laws.

DIVERSITY AND INCLUSIVITY

The oil drilling industry has predominantly been a male-dominated industry. However, over recent years, this scenario has changed with more women entering the industry. At Borr Drilling, we encourage diversity and provide equal opportunities to women.

In 2020, we successfully doubled our female onshore Senior Management representation by 19%, from 11% in 2019 to 30% in 2020. At the Board level, two out of five members are women. Female representation in our onshore workforce is 32% and overall, 4%. We will continue to positively support females' employment and support their career progression through training and developing their skills and experience.

Female at Senior Management Level


11%
30%
2019
2020

DIVERSE NATIONALITIES

Borr personnel belong to 38 different nationalities. Besides mobile expatriate personnel, we have locally hired personnel in each region of operations. Currently, we have locally hired personnel from Mexico, Nigeria, Asia, UK, and the Netherlands. We focus on developing all our employees in their careers. Our Board members hail from Canada, the UK, and Norway.



38 different nationalities

(Borr Personnel Only)

TRAINING AND COMPETENCY OF WORKFORCE

We ensure that every Borr Drilling rig-based employee is competent to perform the full scope of their work responsibilities. Our offshore personnel is provided job-specific training as per Borr Drilling's internal standards and requirements set by the industry, regional regulations, our clients, and flag state. We supplement these training courses with onboard coaching by trainers and e-learning on matters such as health and safety, use of computer applications needed for the task, and workshops on Safety Leadership.

Borr Drilling also has a Competency Assurance Management System (BCAMS) designed to measure, optimize, and demonstrate the Borr Drilling workforce's competence and provide development and preparation for career advancement opportunities. The competency assessments and our training programs are beneficial to our personnel as it helps in their skill development and enhances their current and future employability.

HR SUSTAINABILITY ACTION PLANS

We identified key areas for our people's welfare to focus on in the short and medium-term during our internal stakeholder meeting.

For a post-COVID return-to-work scenario, we evaluate a flexible working model between the office and home to align with the new normal. This will be particularly beneficial to employees as it would provide a better work-life balance. A flexible model will also reduce the daily commute to and from the office, our energy consumption by streamlining office space requirements and fuel emissions through reduced travel. We are also evaluating the work scope of personnel offshore to determine whether any of the positions offshore can potentially change to remote working from onshore.

In 2021, we aim to improve upon our existing arrangement for our personnel's health and well-being with a particular focus on mental health. Psychological health and stress prevention is vital to prevent distractions at work and risk of injury. Initiatives to improve awareness on these issues and measures to reduce stress levels will further help develop our personnel's well-being and productivity.

We also plan to establish a Borr Diversity and Inclusion program to provide a work environment free of discrimination that is tolerant towards diverse perspectives and encourages innovative thinking.

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HIRING LOCALLY

Borr Drilling continues the strategy of hiring and developing crew members and onshore support staff that are local to the country of operations. While traditionally drilling contractors relied on international expatriate personnel to fill many positions, Borr Drilling has taken the strategy of using local resources wherever possible. We strongly believe in the philosophy that expertise can be found globally, and we employ local people across the organization.

Hiring locally provides a positive impact on local communities by contributing to their economic growth. We conduct due diligence of local labour providing companies to ensure they are aware of and are adhering to the laws on human rights, modern slavery, and human trafficking.

Borr Drilling provides the locally hired personnel with all the necessary training required for their job position. Offshore local personnel have access to all the information, tools, and personal protective equipment needed to safely and efficiently carry out their tasks. Personnel employed in our onshore offices have an opportunity to improve their skill set by working in a multinational company. We provide training and guidance for their role and the use of information technology.

These training initiatives, both onshore and offshore, drive the local communities' professional development and enhance their employment opportunities.

2020 - LOCAL EMPLOYEES



ASIA	67%
MEXICO	69%
AFRICA	60%
NORTH SEA	100%


GUNNLOD
EXIT

       SAFETY, HEALTH AND SECURITY  At Borr Drilling, we focus on developing a strong quality, health, safety, and environment, or QHSE, culture and performance, and pursuing our goal of zero harm to people.We believe that the combination of quality jack-up rigs, experienced and skilled employees, and a robust Health and Safety management system is paramount in ensuring both our employees’ safety and wellbeing and efficiency in operations. Subcontractor personnel are treated the same as Borr employees on the rig and are provided the necessary tools, training, and personal protective equipment.The safety culture on our rigs is maintained through the drive and commitment of our rig leadership. Onshore management visits regularly to set expectations, evaluate the QHSE culture onboard, and enhance communication between offshore and onshore.        15  Integrating Sustainability  Environment  People  Safety  Governance  Data

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SAFETY, HEALTH AND SECURITY

PROACTIVE SAFETY MEASURES

To protect the safety of our people, we continuously take proactive measures. For each rig, we identify major hazards related to operations and place appropriate barriers to mitigate the risks to as low as reasonably practicable.

Our procedures and policies on health and safety, safety meetings, safety training, pre-job planning, and risk assessments ensure that personnel are aware of the requirements to work safely and the hazards associated with their tasks.

Safety measures are in place while handling hazardous substances such as chemicals. Product warning labels, safety data sheets, personal protective equipment, and chemical safety awareness training equip our crew to handle chemicals safely. Each rig also maintains work instructions that include a step-by-step risk assessment for specific tasks on that rig.

COMET
DRILLING INTO THE ROOT CAUSES

SAFETY MONITORING

HSE Performance and Rig HSE KPIs are monitored daily and reviewed with senior management at the end of each month. In 2020, we achieved a 21% reduction in our Total Recordable Injury Frequency compared to last year. Fortunately, no high potential injury incidents were reported during the year.

Borr Drilling conducts internal audits to ensure compliance with requirements. In 2020, we formed a Trust and Verify Audit team to conduct compliance audits on rigs. However, the project was suspended due to COVID-related travel restrictions.

We investigate all unplanned events, including near misses, to identify the root causes and the barriers or control measures that failed. Also, we share the lessons learned with the fleet to avoid reoccurrence. Using our investigation tool, COMET, is encouraged for any business area improvements.

SAFETY PERFORMANCE 2020*

	2019	2020
LTIF	**0.91**	**0.83**
TRIF	**2.12**	**1.66**

**The above frequencies include Borr Drilling, client, and third-party personnel on board.*

SAFETY FOCUS 2020

The emphasis in 2020 was to ensure all personnel focused on working safely during times of COVID. We highlighted the importance of effectively using the safety tools of pre-job planning and risk assessment and exercising Stop Work Authority to stop any unsafe acts. Focused campaigns on Chronic Unease raised alertness to hazards at the workplace.

The prevention of dropped objects was an additional focal point for the year. We conducted regional campaigns to reinforce dropped object risk awareness. As a result, there was an 18% reduction in Dropped Object Incident Frequency.

21% reduction in Total Recordable Incident Frequency

18% reduction in Dropped Object Incident Frequency

SECURITY

We operate in areas that are vulnerable to physical security risks onshore and offshore. To ensure our personnel's safety, we carry out thorough security threat assessments in consultation with global security experts and develop security plans for offices and offshore rigs before starting operations in high-risk areas. Also, we adhere to the International Ship and Port Facility Security Code.

EMERGENCY PREPAREDNESS

With our operation spread over various geographical regions and the closure of offices due to the pandemic, it is imperative that the emergency response team at country, regional and corporate levels remain vigilant and prepared for any emergency. We conducted emergency drills to maintain the robustness of the emergency response setup.

SAFETY TRAINING

As we are committed to continuing our safety training even with travel restrictions, we held two virtual training sessions for COMET Incident investigation. Also, we rolled out e-learning on awareness and prevention of COVID.

In Mexico and Malaysia, we held eight Safety Leadership Training workshops for rig crews, including third-party personnel, to ensure a safe start of operations.

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CREW WELL-BEING DURING COVID

The health and well-being of our people are of the utmost importance to Borr Drilling. Our crew work on rotation and are required to stay on board the rig during that period. During COVID, travel restrictions and changing protocols led to personnel staying offshore longer than intended or isolated in an onshore location.

Our CEO Patrick Schorn said: "I thank all our people for their sacrifices and the incredible effort they have made to keep the operations going during these extraordinary times, and deliver our services to clients as intended."

ADDITIONAL MEASURES DURING COVID

To ensure the health of personnel working offshore, we supplemented our existing medical arrangements by providing awareness on COVID and additional measures for screening and isolation of suspected cases. Also, we continued to regulate working hours and provide adequate rest periods between shifts, healthy food, safe drinking water, and a gymnasium to keep fit.

We encouraged supervisors to interact with crews, offer breaks when needed, rotate work tasks when possible, and promote the buddy system to prevent fatigue. Rig Managers maintained constant communication with personnel in quarantine or hotel confinement to alleviate any hardship our crews faced due to the separation from family and friends.

IMMEDIATE MEDICAL ASSISTANCE

Each rig has a trained, experienced, and licensed medic, a well-equipped clinic, and sickbay to provide immediate assistance for any injury or illness on board. Measures are also in place to transport personnel to onshore hospitals for further treatment.

We partner with International SOS to provide support and guidance to our offshore medics and employees.

Medical insurance coverage is provided to our crew and onshore personnel. In 2020, we included a 24/7 Employee Support Program within the insurance coverage to provide confidential counselling, resources, and information to support employees and immediate family through mentally challenging times.

FOCUSED HEALTH CAMPAIGNS

We also carried out focused health campaigns to raise awareness on other health-related topics such as infectious diseases, malaria, heat stress, fatigue, and general fitness. Personnel working and travelling to malaria-endemic countries were made aware of malaria risks and preventive measures.

     GOVERNANCE  At Borr Drilling, we are committed to conducting business ethically and in the best interest of our people, environment, and society.Sustainability is embedded in our management system and our procedures. Our Code of Conduct clearly outlines our business ethics and shows what we expect from our employees, our management, and all other parties acting on our behalf.Our Occupational Health and Safety Policy, Environmental Policy, Code of Conduct Policy, Anti-Bribery and Anti-Corruption Policy, Action Against Modern Slavery and Human Trafficking, Whistle Blower Policy, Equal Employment Opportunity Procedure, and Training and Competency Policy state our commitment and act as a guide for everyone involved with Borr Drilling.          18  Integrating Sustainability  Environment  People  Safety  Governance  Data

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GOVERNANCE

SUSTAINABILITY COMMITTEE

In order to strengthen the emphasis on sustainability and in line with our strategy to further integrate sustainability into our way of doing business, we will establish a Sustainability Work Group in 2021. Members from various disciplines within Borr Drilling will take part in the Work Group. The committee will develop goals and action plans, manage sustainability projects, monitor performance on sustainability metrics, and provide regular updates to the senior management and the Board.

To monitor the sustainability performance, we have an Operational Performance Score Card for each rig, including specific KPIs such as Health and Safety, Environmental Spills, Nationalization, and Training. Our senior management regularly reviews the scorecards with the Corporate Functional teams, Regional Management, and Rig Management.

CODE OF CONDUCT

Our Code of Conduct, established by the Board of Directors, provides a framework for conducting business fairly, ethically, and in compliance with regulations. It applies to all Borr Drilling employees and intermediaries, consultants, agents, and other parties who act on Borr Drilling's behalf. Our code of conduct states the requirements related to Bribes and facilitation payments, Conflict of Interest, Fair Competition, international Trade and Anti-Boycott laws, Information Security, Labour and Human Rights, Diversity and Non-Discrimination, Safety and security, Environmental protection, Reporting or Notification of Breach. Our Code of Conduct can be found at www.borrdrilling.com.

In 2020 we conducted Code of Conduct training for senior management in London, all employees in Mexico (Villa Hermosa and Mexico City), all employees in the UAE, and our Joint Venture Partner's management members and employees in their Mexico City Office.

WHISTLEBLOWER HOTLINE

To enable the reporting of any breach of the Code of Conduct or violation of any applicable law in countries where we operate, we have established a Whistleblower hotline. The hotline is accessible to all personnel through a dedicated phone number and a compliance email address. Contact details are available on our website and are posted in offices and rigs.



CYBER SECURITY MANAGEMENT

2020 has been a challenging year in terms of cyber security brought about by workplace changes. Our onshore employees are now mostly working from home and we have adjusted our security settings to accommodate this situation. The focus on cyber security training and phishing testing has been more important than ever.

As a part of our continuous cyber security improvement plan, we have established an Information Security Management System (ISMS). The ISMS consists of policies and procedures for systematically managing our organization's sensitive data. Our goal is to minimize risk and ensure business continuity by pro-actively limiting the impact of a security breach.

The ISMS addresses employee behaviour and processes as well as data and technology and has been developed using guidance from ISO 27001 and the National Institute of Standards and Technology Framework. The ISMS includes requirements for internal audits and both corrective and preventive actions to drive continual improvement.


GEN 1
1
WARNING

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DRIVING SUSTAINABILITY ACROSS THE SUPPLY CHAIN

For Borr Drilling to effectively achieve its business and Corporate Social Responsibility objectives, alignment of suppliers with our CSR principles is essential. Therefore, we have established Supplier Procurement and Corporate Social Responsibility procedures that outline what we expect from our suppliers. During the initial registration process, suppliers are expected to confirm that they have policies in place for Business Ethics, Anti-Bribery and Corruption, Labour and Human Rights, Safe operations, and Environment. They are required to provide Borr Drilling with relevant CSR-related data and facilitate the auditing of their management systems or operations by Borr Drilling or our representative. All our suppliers are also required to review our Code of Conduct and our Anti-Bribery and Corruption procedure and to confirm they abide by the requirements.

In 2020 Borr Drilling partnered with EcoVadis, a leading independent CSR rating agency, to launch a supplier CSR assessment platform. As an initial step, we invited a select list of suppliers based on criteria such as top 10% spend, agents, waste management companies, catering companies, chemicals and PPE providers, to register and be rated on sustainability aspects such as Environment, Labour and Human Rights, Ethics, and Sustainable Procurement. Of a total of 59 suppliers who were invited to register on the EcoVadis platform this year, 96% suppliers registered, and 61% suppliers completed their assessment. After evaluating the rating and scorecard, the suppliers with a lower rating are encouraged to improve their performance.

Borr Drilling has also registered with the EcoVadis platform to be rated. We are proud to have received a silver rating for our sustainability performance, which EcoVadis awards only to the top 25% of performers.

In 2021 we aim to invite a more extensive selection of suppliers to register on EcoVadis and be assessed, conduct onsite audits of selected suppliers as required, and roll out our Anti-Bribery and Anti-Corruption training for Suppliers.

SILVER 2021 ecovadis Sustainability Rating

ecovadis

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COMMUNITY ENGAGEMENT

HIRING LOCAL VENDORS

At Borr Drilling, we aim to contribute to the local communities' economic growth in the regions we operate. Wherever possible, we hire local vendors for the supply of material and services. Also, the vendor registration process drives our suppliers' awareness of modern slavery, human rights, and ethical business practices through our Code of conduct.

Borr Drilling's suppliers are distributed over all regions of operations, such as Mexico (296), Africa (268), Asia (315), and North Sea (395). By the end of 2020, there were 1,274 active suppliers for parts and services. The volume of suppliers in each of these regions is susceptible to change depending on our operational activity.

INITIATIVES BY REGIONAL TEAMS

Further to the above initiatives, Borr Drilling Regional teams also contributed to local communities' causes. In Nigeria, the Regional team donated household items to children and staff of the Living Fountain Orphanage.


Living Fountain Orphana

While operating in Vietnam, our Idun rig team donated items to an orphanage that cares for children abandoned at birth, many with mental and physical disabilities. They donated items such as TVs for education and entertainment and clothing for the children and support staff. The Rig Manager said: "It was one of the most worthy thing I have done. The children at the orphanage have so little and yet appear so happy. This is testament to the care they are receiving, and the fact that we could assist with this was very humbling."

                       PERFORMANCE DATA2020 2019                  ENVIRONMENTAL          EMISSIONS TO AIR          Carbon Dioxide (CO2 )  tonnes  160,385  147,427  102,799  Methane (CH4)  tonnes  41  37.7  26.0  Nitrous Oxide (N2O) tonnes    2,161  1,990  1,362  Sulphur Oxidies (SOx) tonnes 443.3      2,367.9  1,376.2  2018  PEOPLE  Number of WorkforceFemale in Workforce (FTE & Contracted)Offshore Positions Onshore PositionsPercentage Females on Board of Directors  %%%%  1,34540.33240  1,9354.40.33129  1,2434.71380  SAFETY  FatalitiesLost Time Injury Frequency (LTIF)Total Recordable Incident Frequency (TRIF)  00.831.66  00.912.12  00.621.55  GREENHOUSE GAS (GHG) EMISSIONS (CO2 EQUIVALENT)  Direct GHG emissions (scope 1 GHG Protocol)  tonnes  163,678  150,448  104,952  Total energy consumption  MWh  597,797  550,119  385,064  GHG EMISSION INDICES          Energy Intensity - Total Revenue (per dollar)    0.00053  0.00045  0.00064  Worked hours Intensity - per person 1000 hours work    27.14  22.73  32.65  Indirect GHG emissions (scope 2 GHG Protocol) tonnes  163  347  1,266  •  Total GHG Emission tonnes  163,841  150,795  106,218    ENERGY CONSUMPTION        •  Marine Gas Oil Consumed tonnes  50,025  40,901  31,664    Electricity Usage MWh  275  875  2,852                              2020  2019  2018  ENVIRONMENTAL  UNPLANNED SPILLS TO SEA  Spills > 1 M3Spill between 0.1 M3 and 1 M3  20  02  01  WASTE  Total Hazardous Total Non-Hazardous Overall Total  tonnes 793tonnes 891tonnes 1,684  1,0831,4972,580  5348301,377  NOTES ON PERFORMANCE DATA  PEOPLENumber of workforces includes full time and contracted employees.Minor adjustments done to 2019 total headcount and female % for onshore and offshore position.Increase in % of female in the Board is due to reduction of members from 7 to 5.SAFETYLTIF is calculated based on total of Lost Time Incidents and Fatalities per million manhours divided by Total manhours worked by all personnel on Board.TRIF is calculated based on Total Recordable Incidents per million working hours divided by Total manhours worked by all personnel on board the rig. (Recordable Incidents include Medical Treatment Case, Restricted Work Case, Lost Time Incident and Fatalities)ENVIRONMENTAL GHG EMISSIONSEmissions are calculated based on fuel consumption and emission factor by emission type.Energy Intensity - Ratio of Total revenue and Total GHG emissions (Scope 1 and 2), expressed in US dollars.  Worked Hours Intensity – Ratio of Total number worked hours and Total GHG emissions (Scope 1 and 2), expressed as tonnes CO2 eq per 1000 hours worked.Scope 1 GHG emission include direct emission from engines and small proportion from rig air-conditioning units. The IPIECA Guidance sets the boundary of Drilling Contractor’s Scope 1 emissions as fuel burned on the rig and refrigeration.Scope 2 GHG emissions include indirect emission through electricity usage in offices.GHG emissions are calculated in accordance with the GHG Protocol Corporate Accounting and International Petroleum Industry Environmental Conservation Associations (IPIECA) Oil and Gas Industry Guidance on Voluntary Sustainability Reporting.SOx calculation is based on low Sulphur fuel (0.5%m/m sulphur) as per new rules introduced by the International Maritime Organization (IMO) in January 2020, and 0.1% in North Sea area.UNPLANNED SPILLS TO SEAThis includes unplanned spills of hydrocarbons and operational chemicals to sea during rig operations.      22  Integrating Sustainability  Environment  People  Safety  Governance  Data

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COLOPHON

EDITORIAL AND TEXT
Bhagyashree Induchudan &
Thomas Brun Sunde, Borr Drilling

CONCEPT, TEXT AND DESIGN
Danielle Gruijs & Jacqueline Wissing,
Springfish (NL)

PHOTOGRAPHY
Borr Drilling Limited,
Malcolm Davis, Uliyemi T. Lucky,
Shutterstock

CORPORATE OFFICE
Borr Drilling Management (UK) Ltd.
20 North Audley Street
W1K 6LX London
United Kingdom

REGISTERED OFFICE
Borr Drilling Limited
S.E. Pearman Building, 2nd Fl,
9 Par-la-Ville Road,
Hamilton HM11,
Bermuda

Borr Drilling

www.borrdrilling.com

DISCLAIMER

This report includes forward looking statements, which do not reflect historical facts and may be identified by words such as "plan", "may", "believe", "continue", "estimate", "expect", "intends", "should", "will" and similar expressions and include statements relating to our corporate strategy, the impact of COVID-19, key initiatives, our sustainability goals, milestones, ambitions and plans including those relating to workforce, safety, governance and environment and other non-historical statements. Such forward-looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to our business and industry, the impact of the COVID-19 outbreak and other factors described in the section entitled "Risk Factors" in our filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.